SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 29)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

679580100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679580100	Page 2 of 5

1.	NAMES OF REPORTING PERSONS David S. Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,057,562 (See Item 4)
	6.	SHARED VOTING POWER 3,781,262 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 2,057,562 (See Item 4)
	8.	SHARED DISPOSITIVE POWER 3,781,262 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,824
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

CUSIP No. 679580100	Page 3 of 5

Item 1(a).	Name of Issuer:

Old Dominion Freight Line, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way

Thomasville, NC 27360

Item 2(a).	Name of Person Filing:

David S. Congdon

Item 2(b).	Address of Principal Business Office or, if None, Residence:

500 Old Dominion Way

Thomasville, NC 27360

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock ($0.10 par value)

Item 2(e).	CUSIP Number:

679580100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:	5,838,824 shares
(b) Percent of class:	5.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	2,057,562 shares
(ii) Shared power to vote or to direct the vote:	3,781,262 shares
(iii) Sole power to dispose or to direct the disposition of:	2,057,562 shares
(iv) Shared power to dispose or to direct the disposition of:	3,781,262 shares

CUSIP No. 679580100	Page 4 of 5

The securities reported herein include (i) 2,688 shares held directly by David S. Congdon; (ii) 87,644 shares held in Mr. Congdon’s 401(k) retirement plan; (iii) 1,969,022 shares held as trustee of various family trusts; (iv) 1,895,377 shares held through shared voting and investment rights as co-trustee of various family trusts; (v) 1,810,670 shares held through shared voting and investment rights with the shareholder’s spouse as trustee of various family trusts; and (vi) 75,215 shares beneficially owned by certain other family members through various trusts.

The shares referenced in (i)—(iii) in the preceding paragraph are reported herein as shares as to which Mr. Congdon has sole voting and dispositive power. The shares referenced in (iv) in the preceding paragraph are reported herein as shares as to which Mr. Congdon has shared voting and dispositive power. Although Mr. Congdon’s spouse serves as trustee of the trusts referenced in (v) in the preceding paragraph and, thereby, has sole voting and dispositive power with respect to such shares, these shares are reported herein as shares as to which Mr. Congdon has shared voting and dispositive power. Although certain of Mr. Congdon’s family members serve as trustee of the trusts referenced in (vi) in the preceding paragraph and, thereby, have sole voting and dispositive power over such shares, these shares are reported herein as shares as to which Mr. Congdon has shared voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See information in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

This report shall not be construed as an admission by the reporting person that he is the beneficial owner of any securities covered by this report.

CUSIP No. 679580100	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024

/s/ David S. Congdon
David S. Congdon